August 20, 2019

Caixuan Xu
Chief Financial Officer
HF Foods Group Inc.
6001 W. Market Street
Greensboro, North Carolina 27409

       Re: HF Foods Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 26, 2019
           File No. 001-38180

Dear Ms. Xu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 26, 2019

Background of the Business Combination
Background of the Merger, page 27

1. Please expand your disclosure to discuss whether other target companies were considered prior to, or simultaneously with, your engagement of B&R Global on or about October 1,
      2018. If applicable, please revise to discuss your reasons for not pursuing an acquisition with such companies. Moreover, please discuss how and why you decided to choose
      B&R Global over the other target companies that were considered.
2. Please revise your disclosure to discuss how the consideration was agreed upon and which party initially proposed the agreed upon consideration. Moreover, please include a description of the material discussions between parties related to arriving at the agreed upon consideration.
3. Please revise to provide more details regarding any negotiations that ensued between your
 Caixuan Xu
HF Foods Group Inc.
August 20, 2019
Page 2
         company and B&R Global between January and April of 2019. In this regard, we note that on January 10, 2019, B&R Global engaged MPG as its legal counsel for the negotiation of the Merger Agreement with HF Food Group and consummation of the
         Business Combination, but that HF Group did not engage Loeb until April 15, 2019.
The Business Combination Proposal
General Description of the Business Combination, page 27

4. We note that following the Business Combination, former stockholders of B&R Global will own approximately 58.1% of HF Group. Please revise your questions and answers, summary of the proxy statement, and risk factors sections to highlight this fact more prominently.
HF Group's Board's Reasons for Approval of The Merger, page 28

5. We note that your board did not obtain a fairness opinion regarding the acquisition of
         B&R Global Holdings, Inc., but that the board "determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of HF Group and its shareholders." Please revise your disclosure in this section to explain in detail the factors considered by the board in determining that the Business Combination and the transactions contemplated thereby, including the consideration to be paid to acquire B&R
         Global Holdings, Inc., is fair and in the best interests of HF Foods Group Inc. and its stockholders. In addition, please revise your risk factor on page 22 to more specifically describe the risks of not obtaining a fairness opinion.
The Amendment Proposal, page 35

6. Please unbundle this proposal into separate proposals so as to allow shareholders to vote separately on the authorized share increase and the supermajority voting requirements, or provide your analysis as to why you believe you are not required to do so. Please refer to
         Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division s
         Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
Interpretations.
Merger Agreement, page AnnexA
FirstName refer you to article 11 of the Merger Agreement. Please disclose whether the
7.     We LastNameCaixuan Xu
Comapany NameHF Foods Group Inc.
       mandatory arbitration and jury trial waiver provisions apply to claims under the federal
Augustsecurities laws. 2
       20, 2019 Page
FirstName LastName
 Caixuan Xu
FirstNameGroup Inc.
HF Foods LastNameCaixuan Xu
Comapany NameHF Foods Group Inc.
August 20, 2019
August 20, 2019 Page 3
Page 3
FirstName LastName
Second Amended and Restated Certificate of Incorporation of HF Foods Group Inc., page
AnnexE

8. We note that your restated Certificate of Incorporation contains an exclusive forum provision that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise to state as much. If your Certificate of Incorporation does not clearly state how this provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings how the provision applies. In addition, please provide appropriate risk factor disclosure about your forum selection provision.
General

9. In an appropriate place in your filing, please disclose any substantial interest, direct or indirect, by security holdings or otherwise of your directors, officers, director nominees, and associates of any of the foregoing persons. Refer to Item 5(a) of
Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Jacqueline Kaufman,
Staff Attorney, at (202) 551-3797 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Consumer Products
cc:      Giovanni Caruso